UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 29, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Corporate adviser
Qinisele Resources Proprietary Limited
JSE Sponsor
JP Morgan
South African Legal Adviser
Canadian Legal Counsel
Edward Nathan Sonnenbergs Norton Rose Fulbright Canada LLP
US Legal Counsel
SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06) (Incorporated in
the Republic of South Africa) Share Code:
SGL
ISIN Code: ZAE000173951
Issuer Code: SGL (“Sibanye Gold”
or “the Company”)
RENEWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the Firm Intention announcement by Sibanye Gold to make a cash offer to acquire the entire issued ordinary share capital of Witwatersrand
Consolidated Gold Resources Limited (“Wits Gold”) for a consideration of ZAR 11.55 per
Wits Gold share (“Proposed Transaction”), incorporating the Company’s cautionary announcement, which was jointly released by the Company and Wits Gold on SENS on
11 December 2013.
As the pro forma financial effects of the Proposed Transaction have not yet been finalised, shareholders are advised to continue to exercise caution when dealing in the
Company's securities until a further announcement is made.
Johannesburg
29 January 2014
On behalf of Sibanye Gold
Linklaters LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 29, 2014
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer